UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Biologic Products, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16938C106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

+(852) 3972 4955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,632,115 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,632,115 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,115 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,165 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,165 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,165 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 1% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,876,280 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,876,280 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,280 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 8”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on December 13, 2010, the Schedule 13D/A filed on December 17, 2010, the Schedule 13D/A filed on March 3, 2011, the Schedule 13D/A filed on May 26, 2011, the Schedule 13D/A filed on May 31, 2011, the Schedule 13D/A filed on December 13, 2011 and the Schedule 13D/A filed on December 19, 2011, together with this Amendment No. 8, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 8 relates to the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).

This Amendment No. 8 is being filed to report purchases of additional Shares pursuant to a share purchase agreement dated June 1, 2012 (the “2012 Share Purchase Agreement”), entered by and among the Funds, IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. (collectively, the “IDG Sellers”).

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

Pursuant to the 2012 Share Purchase Agreement, the Funds agreed to purchase Shares from the IDG Sellers. At the closing of the transaction on June 1, 2012, the IDG Sellers sold a total of 1,608,363 Shares (the “IDG Shares”) to the Funds for an aggregate purchase price of $20,104,537.50, or $12.50 per Share.

The Funds obtained the funds used to acquire the IDG Shares from working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Terms of the 2012 Share Purchase Agreement

Pursuant to the 2012 Share Purchase Agreement, the Funds agreed to purchase, and the IDG Sellers agreed to sell to the Funds, a total of 1,608,363 Shares for an aggregate price of $20,104,537.50, or $12.50 per Share. WP X purchased 1,558,504 Shares and WPP X purchased 49,859 Shares of such total. A copy of the 2012 Share Purchase Agreement is attached hereto as Exhibit 7, and is incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon the 25,601,125 Shares outstanding as of May 4, 2012, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2012.

WP X is the direct owner of 7,632,115 Shares representing approximately 29.8% of the outstanding Shares. WPP X is the direct owner of 244,165 Shares representing less than 1% of the outstanding Shares.

In addition, each of the Funds may be deemed to be the beneficial owner of an additional 10,108,581 Shares, pursuant to certain voting arrangements contained in the May 2010 Stock Purchase Agreement disclosed in the Original Schedule 13D and attached as Exhibit 3 thereto. As described in Item 4 and Item 6 of the Original Schedule 13D, pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, each of the May 2010 Selling Shareholders has agreed with WP X and WPP X to use best efforts to cause an individual nominated by the Funds to become elected or appointed as a director of the Company provided that such individual is not prohibited by any applicable law or stock exchange rules to be a public company director, for so long as such May 2010 Selling Shareholder continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Company. In furtherance of the foregoing, upon request of the Funds, each of the May 2010 Selling Shareholders shall, to the extent allowed under Delaware law, promptly (i) use best efforts to cause the board of directors of the Company to increase its size by one and appoint the Funds’ nominee to fill such vacancy, (ii) use best efforts to nominate and elect such nominee as a director at each of the Company’s annual meetings of stockholders, (iii) vote all Shares and other securities of the Company beneficially owned at any meeting of stockholders of the Company and/or execute written consents in lieu of such meetings to elect the nominee of the Funds as a director of the Company and/or (iv) take any and all necessary or desirable actions to ensure that the nominee of the Funds is appointed as a director promptly upon the Funds’ request. As of December 14, 2010, the May 2010 Selling Shareholders were, in the aggregate, the direct owners of 10,108,581 Shares (the “May 2010 Selling Shareholder Shares”), as reported in their respective Schedules 13D/A filed with the SEC on such date. A representative of the Warburg Pincus Reporting Persons became a director of the Company on February 27, 2011, as set forth in Amendment No. 3 to the Schedule 13D previously filed with the SEC on March 3, 2011. WP X may be deemed to beneficially own, in the aggregate, 17,740,696 Shares, representing approximately 69.3% of the outstanding Shares, and WPP X may be deemed to beneficially own, in the aggregate, 10,352,746 Shares, representing approximately 40.4% of the outstanding Shares. Due to their respective relationships with the Funds and each other, each of the Warburg Pincus Reporting Persons (other than the Funds) may be deemed to beneficially own, in the aggregate, 17,984,861 Shares, representing approximately 70.3% of the outstanding Shares. Each of WP LLC, WP, WPP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares to which such Warburg Pincus Reporting Person does not have a pecuniary interest.

(b) WP X is deemed to (i) share voting power and disposition power over 7,632,115 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X), (ii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X) and Ms. Siu Ling Chan and (iii) share voting power over 4,592,624 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X) and Ms. Lin Ling Li. WPP X is deemed to (i) share voting and disposition power over 244,165 Shares with each of the Warburg Pincus Reporting Persons (other than WP X), (ii) share voting power over 5,515,957 Shares with each of the Warburg Pincus Reporting Persons (other than WP X) and Ms. Siu Ling Chan and (iii) share voting power over 4,592,624 Shares with each of the Warburg Pincus Reporting Persons (other than WP X) and Ms. Lin Ling Li. Each of the Warburg Pincus Reporting Persons (other than the Funds) is deemed to (i) share voting power and disposition power over 7,876,280 Shares with the Funds, (ii) share voting power over 5,515,957 Shares with the Funds and Ms. Siu Ling Chang, and (iii) share voting power over 4,592,624 Shares with the Funds and Ms. Lin Ling Li.

The identity and background information of each of Ms. Siu Ling Chan and Ms. Lin Ling Li are available in Item 2 of each of their respective Schedules 13D, as amended, previously filed with the SEC on September 12, 2007.

(c) Pursuant to the 2012 Share Purchase Agreement, the Funds purchased 1,608,363 Shares from the IDG Sellers for an aggregate purchase price of $20,104,537.50, or $12.50 per Share. A copy of the 2012 Share Purchase Agreement is attached hereto as Exhibit 7, and is incorporated herein by reference.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following after the second paragraph thereof:

The 2012 Share Purchase Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the 2012 Share Purchase Agreement in this Amendment is qualified in its entirety by references to the 2012 Share Purchase Agreement, a copy of which is attached hereto as Exhibit 7.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1: Joint Filing Agreement, dated November 22, 2010, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 2: Stock Purchase Agreement dated as of November 4, 2010 by and among Essence International Investment Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 3: May 2010 Stock Purchase Agreement dated as of May 30, 2010 by and among Ms. Siu Ling Chan, Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 4: September 2010 Stock Purchase Agreement dated as of September 7, 2010 by and among Mr. Chao Ming Zhao, Golden Puma Holdings Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 4 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 5: August 2010 Stock Purchase Agreement dated as of August 31, 2010 by and among Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 5 of the Original Schedule 13D filed by the Warburg Pincus Reporting Persons on November 24, 2010).

Exhibit 6: Registration Rights Agreement, dated December 10, 2010, among the Company, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by the Warburg Pincus Reporting Persons on December 13, 2010).

Exhibit 7: 2012 Share Purchase Agreement, dated as of June 1, 2012, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2012	WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.
**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.